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February 9, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Suzanne Hayes

Re:	Ritter Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed on December 16, 2016
File No. 333-215143

Dear Ms. Hayes:

On behalf of our client, Ritter Pharmaceuticals (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in its letter dated February 6, 2017 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

Set forth below in bold are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

General

1.	We note your response to prior comment 1 analyzing the factors referenced in CDI Securities Act Rules 612.09 that focus on the distinction between primary and secondary offerings. As discussed in CDI Securities Act Sections 139.13, we view equity line financings as primary or “indirect primary” offerings, rather than secondary offerings. As such, the factors analyzed in your response are not the sole factors we consider in determining whether an indirect primary offering is actually a primary offering. Given the size of the offering being registered here, and given the prior registration statement registering shares issuable under this equity line agreement, it is unclear whether this offering should more properly be registered as a primary offering. Please tell us if Aspire Capital completed the resale of substantially all of the securities registered under the prior registration statement, and if so, the date of the most recent sale. If not, please expand your analysis to address the aggregate size of both offerings compared to the number of shares of common stock held by non-affiliates (exclusive of shares purchased by Aspire through the equity line agreement and subsequently re-sold to non-affiliates).

Securities and Exchange Commission
February 9, 2017

We acknowledge the Staff’s comment, but regretfully inform the Staff that the Company is unable to determine whether Aspire Capital, LLC (“Aspire Capital”) has completed the resale of all or any of the securities registered under the prior registration statement. The Company has requested this information from Aspire Capital. However, Aspire Capital is not obligated to provide such information to the Company and, it has elected not to do so. The Company assumes that, based on the absence of any Schedule 13 filings by Aspire Capital, it owns less than 5% of the Company’s outstanding common stock.

The Registration Statement indicates that as of February 9, 2017 there were 11,619,197 shares of the Company’s common stock outstanding (of which 8,302,142 shares were held by non-affiliates), and that if all 3,000,000 shares offered pursuant to the Registration Statement were issued and outstanding as of February 9, 2017, such shares would have represented 20.5% of the total common stock outstanding on such date or 26.5% of the non-affiliate shares of common stock outstanding as of such date. This assumes that none of the 1,577,699 shares previously registered on the prior registration statement are held by Aspire Capital as of such date.

We note further that, as disclosed in the prior registration statement, there were 8,582,009 shares of the Company’s common stock outstanding as of December 30, 2015 (of which 5,317,454 shares were held by non-affiliates including Aspire Capital), which included the 500,000 Initial Purchase Shares and the 188,864 Commitment Shares that were issued to Aspire Capital, but excluded the 888,835 shares of common stock that were issued to Aspire Capital after the prior registration statement was declared effective under the Securities Act. If all 4,577,699 shares of the Company’s common stock offered pursuant to the Registration Statement and the prior registration statement were issued and outstanding as of December 30, 2015, such shares would have represented 34.8% of the total common stock outstanding or 46.26% of the non-affiliate shares of common stock outstanding as of December 30, 2015.

It should be noted that, as disclosed in the Registration Statement, the Purchase Agreement prohibits the Company from issuing more than 1,577,699 shares of its common stock (which is equal to approximately 19.99% of the common stock outstanding on December 18, 2015, the date of the Purchase Agreement) to Aspire Capital, unless (i) stockholder approval is obtained to issue more, in which case the 1,577,699 shares limitation will not apply, or (ii) stockholder approval has not been obtained and at the time the 1,577,699 share limitation is reached and at all times thereafter, the average price paid for all shares issued under the Purchase Agreement (including the Commitment Shares and the Initial Purchase Shares) is equal to or greater than $1.75, the Minimum Price; provided that at no point in time will Aspire Capital beneficially own more than 19.99% of the Company’s common stock. Based on the lack of Schedule 13 filings from Aspire Capital, the Company has no reason to believe that this limit has been reached.

We acknowledge that the amount of shares involved in a transaction is a factor to be considered by the Staff in determining whether the offering is actually an offering on behalf of the Company. However, as the Staff has acknowledged, this is not the only factor to be considered. Securities Act Rules Compliance and Disclosure Interpretation (“C&DI”) 612.12 describes a scenario where a holder of 73% of an issuer’s stock would be able to effect a valid secondary offering. The C&DI states, in relevant part:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4), which places certain limitations on ‘at-the-market’ equity offerings, applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

Securities and Exchange Commission
February 9, 2017

For this reason, and for the reasons set forth in our response letter dated January 24, 2017, including our analysis of the six factors outlined in C&DI 612.09, we respectfully assert that Aspire Capital is not acting as a conduit for the Company and the Company has met the requirements such that the offering set forth in the Registration Statement is properly characterized as an indirect primary offering. Based on these facts and circumstances, the Company respectfully submits that the sale of securities registered in the Registration Statement may be made on a continuous or delayed basis pursuant to Rule 415(a)(1)(i).

Executive and Director Compensation, page 17

2.	Please update your disclosure in this section to present the compensation disclosure for the year ended December 31, 2016, the company’s last full financial year. For reference, see Regulation S-K CDI Question 117.05.

We acknowledge the Staff’s comment and respectfully advise the Staff that the Amended Registration Statement includes the compensation disclosure for the year ended December 31, 2016, the Company’s last full financial year.

Selling Stockholder, page 49

3.	We acknowledge your response to prior comment 2, but do not agree with your analysis that the selling stockholder table should reflect information prior to the resale of any shares Aspire acquired pursuant to the purchase agreement rather than the amount owned prior to the offering being registered. Please revise your disclosure in this section to provide updated information with respect to the number of shares beneficially owned by Aspire Capital as of the most recent practicable date.

We acknowledge the Staff’s comment and respectfully advise the Staff that, as noted in our response to Comment 1, we are unable to determine the number of shares beneficially owned by Aspire Capital prior to the offering being registered due to the absence of any filings on Schedule 13 filed by Aspire Capital and Aspire Capital having no obligation to provide such information to the Company. As disclosed in the Registration Statement, as of February 9, 2017, the Company has issued 1,577,699 shares to Aspire Capital pursuant to the Purchase Agreement. Based on the absence of any Schedule 13 filings by Aspire Capital, the Company assumes that Aspire Capital beneficially owns less than 5% of the outstanding shares of the Company. The Company has updated the Amended Registration Statement to reflect this information.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0393.

Sincerely,

/s/ Aron Izower
Aron Izower
Reed Smith LLP

cc:	Michael D. Step
CEO of Ritter Pharmaceuticals, Inc.